787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 22, 2024

VIA EDGAR

Timothy A. Worthington

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sanford C. Bernstein Fund, Inc.
Registration Statement on Form N-14
(Securities Act File No. 333-275923)

Dear Mr. Worthington and Ms. Fettig:

On behalf of Sanford C. Bernstein Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned via telephone on December 28, 2023 regarding the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations (the “Reorganizations”) of each of the Tax-Aware Overlay C Portfolio and the Tax-Aware Overlay N Portfolio (each, an “Acquired Portfolio” and together, the “Acquired Portfolios”) into the Tax-Aware Overlay B Portfolio (the “Acquiring Portfolio,” and together with the Acquired Portfolios, the “Portfolios”), each a series of the Registrant.

For the convenience of the Staff, the comments regarding the Registration Statement are set out below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The Registrant anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Q&A #10 – Who is paying the expenses of the Reorganizations? Consider cross-referencing the discussion of transaction costs on page 43.

Response No. 1:	The requested change has been made in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Comment No. 2:	Prospectus/Information Statement—Summary—Fees and Expenses. For each of the fee tables in this section, please include footnotes to the fee tables just as they would be required by Form N-1A.

Response No. 2:	The requested change has been made in the Amendment.

Comment No. 3:	Prospectus/Information Statement—Summary—Performance of the Portfolios. Please update the performance information as of the most recent fiscal year-end.

Response No. 3:	The performance information has been updated as of the most recent fiscal year-end in the Amendment.

Comment No. 4:	Prospectus/Information Statement—Comparison of Important Features—Comparison of Share Classes and Shareholder Fees/Annual Portfolio Operating Expenses. Please include acquired fund fees and expenses in the chart comparing shareholder fees and the annual fund operating expenses.

Response No. 4:	The requested change has been made in the Amendment.

Comment No. 5:	Prospectus/Information Statement—Information about the Reorganizations—Expenses Resulting from the Reorganizations. Please provide the transaction costs for each Acquired Portfolio as a percentage of its net assets.

Response No. 5:	The requested information has been provided in the Amendment.

Comment No. 6:	Prospectus/Information Statement—Information about the Reorganizations—Expenses Resulting from the Reorganizations. Please provide the amount of capital loss carryforwards that are available in each Acquired Portfolio.

Response No. 6:	The requested information has been provided in the Amendment.

Comment No. 7:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. Please provide the capitalization information as of a date within 30 days of the filing date or confirm in correspondence that there have been no material changes to the capitalization information since the date presented.

Response No. 7:	The Registrant confirms that there have been no material changes to the capitalization information since September 30, 2023.

Comment No. 8:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. For each capitalization table, please include footnotes describing the nature of the pro forma adjustments.

Response No. 8:	The requested information has been provided in the Amendment.

Comment No. 9:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. Consider disclosing total net assets for each of the Portfolios.

Response No. 9:	The requested information has been provided in the Amendment.

Comment No. 10:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. The first capitalization table and the second capitalization table reflect total adjustments approximating one fund’s worth of reorganization costs, which is consistent with Q&A #10. The remaining capitalization tables reflect total adjustments approximating three funds’ worth of reorganization costs. Please revise the pro forma adjustments in the capitalization tables so they are consistent in reflecting how the reorganization costs are being split across the Portfolios.

Response No. 10:	The requested updates have been made in the Amendment and footnotes to the capitalization tables have been provided for further clarification.

Comment No. 11:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. In the first capitalization table, please confirm the total shares outstanding listed in the “Pro Forma Acquiring Portfolio Class 1 After Reorganization (unaudited)” column.

Response No. 11:	The above-referenced figure has been updated in the Amendment.

Comment No. 12:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. In the second capitalization table, please reflect the amount of net assets listed in the “Pro Forma Adjustments” column as a negative amount.

Response No. 12:	The above-referenced figure has been updated in the Amendment.

Comment No. 13:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. In the third capitalization table, please confirm the total shares outstanding listed in the “Pro Forma Acquiring Portfolio Class 1 After Reorganization (unaudited)” column.

Response No. 13:	The above-referenced figure has been updated in the Amendment.

Comment No. 14:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. In the fourth capitalization table, please confirm the total shares outstanding listed in the “Pro Forma Acquiring Portfolio Class 2 After Reorganization (unaudited)” column.

Response No. 14:	The above-referenced figure has been updated in the Amendment.

Comment No. 15:	Prospectus/Information Statement—Information about the Reorganizations—Capitalization. In the sixth capitalization table, please reflect the amount of net assets listed in the “Pro Forma Adjustments” column as a negative amount.

Response No. 15:	The above-referenced figure has been updated in the Amendment.

Comment No. 16:	Statement of Additional Information—Supplemental Financial Information. The schedules of portfolio of investments that were submitted supplementally by email note that derivatives positions will be closed out. Please confirm that this is the extent of the repositioning. Earlier disclosure in the Registration Statement indicates that 23% of the Tax-Aware Overlay C Portfolio will be repositioned and 24% of Tax Aware Overlay N Portfolio will be repositioned.

Response No. 16:	The Tax-Aware Overlay C Portfolio and the Tax-Aware Overlay N Portfolio are each heavily invested in derivatives, and the Registrant confirms that closing out these positions would amount to repositioning 23% and 24% of each Portfolio, respectively.

Disclosure Staff Comments

Comment No. 17:	Cover Page. Please confirm that “Sanford C. Bernstein Fund, Inc.” is the exact name of the Registrant as specified in its charter.

Response No. 17:	The Registrant so confirms.

Comment No. 18:	Q&A #2 – Do I need to vote for the Reorganization? Please supplementally cite the section of Maryland corporate law that permits a merger without shareholder approval.

Response No. 18:	The Registrant cites Section 3-104(a)(4) of the Maryland General Corporation Law (the “MGCL”), which allows a registered open-end investment company to transfer all or substantially all of its assets, including a transfer between or among classes or series of stock of a corporation, without a stockholder vote, unless the charter or bylaws of the company specifically provide otherwise. The charter and Bylaws of the Registrant do not limit the power of the Registrant to transfer assets pursuant to the MGCL.

Comment No. 19:	Q&A #9 – How will the Reorganizations affect the management fees and expenses? Please revise the last sentence to explain that returns of Acquired Portfolio shareholders may increase because the total fund operating expenses in the Combined Fund are expected to decrease.

Response No. 19:	The requested change has been made in the Amendment.

Comment No. 20:	Q&A #10 – Who is paying the expenses of the Reorganizations? The second sentence states that “the Manager will effectively bear the expenses of the Reorganizations otherwise to be borne by the Acquired Portfolios.” Please clarify what this means.

Response No. 20:	The requested clarification has been made in the Amendment.

Comment No. 21:	Q&A #10 – Who is paying the expenses of the Reorganizations? Please explain if the costs cited in the third sentence are costs associated with repositioning the Acquired Portfolios. As appropriate, please disclose what percentage of assets of the Acquired Portfolios will be sold in connection with the Reorganizations.

Response No. 21:	The requested changes have been made in the Amendment.

Comment No. 22:	Prospectus/Information Statement. Please supplementally confirm that the Statement of Addition Information will be filed concurrently with the date of effectiveness.

Response No. 22:	The Registrant so confirms.

Comment No. 23:	Prospectus/Information Statement—Summary—Board Approval and Structure of the Reorganizations. Please disclose whether the Board of Directors considered differences in state taxation and the effects of these tax considerations on New York and California shareholders in the Acquired Portfolios. If not, please explain why.

Response No. 23:	The requested disclosure has been provided in the Amendment.

Comment No. 24:	Prospectus/Information Statement—Comparison of Important Features—Principal Risks of Investing in the Portfolios. Please revise the chart comparing the principal investment risks for the Portfolios to discuss the “Illiquid Investments Risk” in the body of the chart next to the applicable row rather than in a footnote, and delete the footnote.

Response No. 24:	The requested change has been made in the Amendment.

Comment No. 25:	Prospectus/Information Statement—Comparison of Important Features—Principal Risks of Investing in the Portfolios. Please revise the chart comparing the principal investment risks for the Portfolios to discuss the “Municipal Market Risk” in the body of the chart next to the applicable row rather than in a footnote, and delete the footnote.

Response No. 25:	The requested change has been made in the Amendment.

Comment No. 26:	Prospectus/Information Statement—Comparison of Important Features—Principal Risks of Investing in the Portfolios. Please include the following language in an earlier section of the Prospectus/Information Statement: “In addition, shareholders of the Tax-Aware Overlay N Portfolio and the Tax-Aware Overlay C Portfolio may receive an increase in distributions that are taxable in their home state as a result of becoming an investor in the Acquiring Portfolio.”

Response No. 26:	The requested language has been added to an earlier section of the Amendment, under Prospectus/Information Statement—Summary—Comparison of the Acquired Portfolios and Acquiring Portfolio.

Comment No. 27:	Please supplementally confirm that an opinion as to the legality of the securities being registered will be filed with the Amendment and that a final tax opinion will be filed by post-effective amendment.

Response No. 27:	The Registrant so confirms.

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Please do not hesitate to contact me at (212) 728-8609 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Christine Y. Sun
Christine Y. Sun

cc:	Nancy Hay, AllianceBernstein L.P.
Richard Leahy, AllianceBernstein L.P.
P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP
Mohamed Elbarkatawy, Esq., Willkie Farr & Gallagher LLP